Exhibit 12.1
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
     We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations before income taxes plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. We have determined that one-fourth of our rental expense represents a reasonable approximation of the interest portion of rental expense. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings
Earnings (loss) before income taxes	164,138	116,286	221,342	270,370	274,757
Plus: Fixed charges	108,720	152,383	120,185	81,548	82,239

Total	272,858	268,669	341,527	351,918	356,996

Fixed Charges
Interest expense	58,559	94,788	66,241	26,791	26,766
Estimate of interest portion of rental expense	50,161	57,595	53,944	54,757	55,473

Total	108,720	152,383	120,185	81,548	82,239

Ratio of Earnings to Fixed Charges	2.51x	1.76x	2.84x	4.32x	4.34x